東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 AUG -8 A 6:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07025815

Asia Pacific
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Washington, DC

August 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated August 2, 2007
- Summary of Consolidated Business Result for the First Quarter ended June 30, 2007 (Consolidated) dated August 3, 2007

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

Thank you for your attention.

Yours truly,

Seishi Ikeda

dlw 8/9

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

August 2, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on April 9, 2007, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From July 1st to 31st, 2007
2. Number of shares repurchased:	28,100 shares
3. Total cost of repurchase:	40,418,300 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on April 9th, 2007

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (Rate to the number of outstanding shares: 1.77%)
- Total value of shares to be repurchased:	1,800 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from April 9th, 2007, when Board of Directors' meeting was held, to July 31st, 2007 is as follows:

- Total number of shares repurchased:	141,750 shares
- Total value of shares repurchased:	220,954,400 yen

- END -

Summary of Consolidated Business Result for the First Quarter ended June 30, 2007 (Consolidated)

Date: August 3, 2007

Company name	BELLUNA CO., LTD.	Registered on the TSE1	
Stock code	9997	URL	http://www.belluna.co.jp
Representative person	Kiyoshi Yasuno, President and Representative Director		
Contact person	Ken Ooya, General Manager of Administration Division	TEL	(048) 771-7753

1. Consolidated Business Results for 1st quarter of FY March 2008 (April 1, 2007 - June 30, 2007)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1Q ended Jun. 2007	33,119	-0.3	2,972	2.9	3,102	5.6	1,768	0.8
1Q ended Jun. 2006	33,202	8.8	2,888	29.1	2,939	14.8	1,755	16.2
FY ended Mar. 2007	129,912	-	12,122	-	12,622	-	7,141	-

FY	Net income per share	Diluted net income per share
	¥	¥
1Q ended Jun. 2007	33.58	31.09
1Q ended Jun. 2006	33.06	31.98
FY ended Mar. 2007	134.88	130.52

(Note) 1. Share split: 1:2 on April 1, 2006
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of June 2007	153,841	66,060	42.8	1,251.37
As of June 2006	125,729	60,643	48.1	1,140.14
As of March 2007	149,239	64,718	43.3	1,223.95

(3) Results of Cash Flows

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	¥ Million	¥ Million	¥ Million	¥ Million
1Q ended Jun. 2007	-6,249	-6,221	5,193	19,258
1Q ended Jun. 2006	-3,679	-682	5,357	21,124
FY ended Mar. 2007	-5,964	-8,539	20,703	26,385

2. Dividends

The Company pays no quarterly dividends.

3. Forecast of Consolidated Financial Performance in FY March 2008 (April 1, 2007 - March 31, 2008)

FY	Net sales		Operating income		Recurring income		Net income		Net income per share
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million
Interim ending Sep. 30	59,600	1.4	5,300	0.8	5,470	2.9	3,220	7.9	61.14
FY ending Mar. 2008	137,000	5.5	14,200	17.1	14,500	14.9	8,540	19.6	162.16

4. Others

(1) Significant changes in scope of consolidation: None

(2) Simplified accounting method adopted: Yes

(3) Difference in accounting methods compared with most recent fiscal year: Yes

[Reference]

1. Forecast of Non-Consolidated Financial Performance in FY March 2008 (April 1, 2007 - March 31, 2008)

FY	Net sales		Operating income		Recurring income		Net income		Net income per share
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million
Interim ending Sep. 30	47,200	-3.8	2,300	-19.0	2,610	-13.7	1,570	-16.4	29.81
FY ending Mar. 2008	105,800	-0.4	6,370	9.8	7,070	11.1	4,090	10.0	77.66

2. Sales by Business Segment

The First Quarter of FY March 2007 (April 1, 2006 - June 30, 2006)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	22,398	6,939	1,994	419	779	292	386

	Sub total	Elimination and corporate	Consolidated total
Net Sales	33,210	-7	33,202

The First Quarter of FY March 2008 (April 1, 2007 - June 30, 2007)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	20,844	7,203	2,373	815	1,184	327	474
Operating cost and expense	20,496	6,122	1,353	161	1,498	219	424
Operating income (or loss)	347	1,080	1,019	653	-313	107	49

	Sub total	Elimination and corporate	Consolidated total
Net Sales	33,223	-103	33,119
Operating cost and expense	30,276	-129	30,147
Operating income (or loss)	2,946	25	2,972

FY March 2007 (April 1, 2006 - March 31, 2007)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	80,869	29,109	8,429	2,211	3,546	4,395	1,670
Operating cost and expense	78,492	25,368	6,023	375	3,855	2,549	1,544
Operating income (or loss)	2,377	3,741	2,405	1,836	-309	1,846	126

	Sub total	Elimination and corporate	Consolidated total
Net Sales	130,233	-320	129,912
Operating cost and expense	118,209	-418	117,790
Operating income (or loss)	12,024	97	12,122

(Note) Brackets of business segments;

1. Catalog Business: Mail order shopping services through catalogs, Internet, and other media.
2. Single-item Mail Order Business: specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company
3. Advanced Finance Business: B to C loan services mainly targeting customers of Catalogue Business, B to B mortgage loan and financial services in South Korea
4. BOT Business: Operation Trust Business including an enclosure charge business
5. Karemu Business: Sales of kimonos (Japanese traditional cloths) and kimono-related goods
6. Property Business: Real estate rental and development business
7. Other Business: Wholesale Business

(Note) This is summary translation of the original Japanese-language document. The forecasts contained in this material reflect the judgment of the information which the Company obtains as of the time of the preparation this material, and the assumption which is deemed reasonable by the Company. The actual results may differ from the forecasts caused by some factors.

- End-

END